

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

> **Re: Zoe's Kitchen, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-194457**

Dear Mr. Morgan:

We have reviewed your response to our prior comment letter to you dated March 27, 2014 and have the following additional comments.

The Offering, page 10

1. We note from your disclosure on page 11 that you will effect an 125,614.14-for-1 stock split of your common stock prior to the completion of the offering and unless otherwise indicated, all information in this prospectus assumes or gives effect the stock split. We also note you have indicated in several section of the registration statement that the information provided does not give effect to the stock split; however, provide a cross reference in a footnote to the distribution transaction which gives effect to the stock split. We believe presentation in this manner is cumbersome to follow. For example, you state on page 12 that the table presenting your summary of historical consolidated financial data and certain other financial data does not give effect to the 125,616.140-for-1 stock split of your common stock; however, adjusted net income (loss) per common share and adjusted pro forma weighted average number of common shares outstanding takes into consideration the stock split. Although you indicate by footnote that per share data gives effect to the distribution transactions by cross reference to the information in another section of the document, it is confusing and difficult for the reader to discern. Such information should be provided in clear and consistent manner throughout the document. We also note on page 110 your disclosure that upon closing of the offering the total amount of your authorized capital stock will consist of 135,000,000 shares of common stock which appears to give effect to the stock split; however the following sentence states that as of December 31, 2013 you had 100 shares of common stock outstanding. In this regard, please revise your registration statement to give

retroactive effect to the stock split throughout your prospectus. Your balance sheet should be revised to give retroactive effect to the stock split, including cross reference to disclosure in the notes to the financial statements relating to the retroactive treatment, the change made and the date the change became effective. Refer to ASC 505-10-S99.

Summary of Historical Consolidated Financial and Other Data, page 12

2. Reference is made to the first sentence of the last paragraph on page 12. As the unaudited consolidated financial statements are no longer included elsewhere in the prospectus, the reference should be removed. Please revise accordingly.

Capitalization, page 47

3. Please explain in a footnote the reason for change in accumulated deficit from $(11,621) under the Pro Forma column to $(12,635) under the Pro Forma As Adjusted column.

Dilution, page 49

4. We note your disclosure that if the option to purchase additional shares of your common stock is exercised in full, pro forma as adjusted net tangible book value will increase by $3.68 per share. Please provide us with your calculation as we were unable to arrive at this amount.

Management's Discussion and Analysis, page 55

Growth Strategies and Outlook, page 55

5. Please revise the language in this section that you plan to "grow" profitability given your net losses in the last three fiscal years.

Notes to the Financial Statements

6. We note from your disclosures on page 46 and in Note 15 on page F-26 that there are significant restrictions on Zoe's Kitchen, Inc. parent company's ability to obtain funds from any of its subsidiary through dividends, loans or advances and that the ability is restricted by the terms of your credit facility. In this regard, if your proportionate share of the restricted net assets of consolidated subsidiaries exceeds 25% of your consolidated net assets, you are required to:

   - describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances (e.g. borrowing arrangements); and

- disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

Refer to Rule 4-08(e)(3) of Regulation S-X. Please advise or revise accordingly.

Additionally, you are also required by Rule 12-04 of Regulation S-X to disclose the amounts of cash dividends paid to you for each of the last three fiscal years by your consolidated subsidiaries.

Exhibit 10.2

7. We note a reference in the exhibit index to Exhibit 4.11(c), form of compliance certificate, but are unable to locate Exhibit 4.11(c). Please revise or advise.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua N. Korff, Esq.